UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N 10 0

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76 009N 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,850,930 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,850,930 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,850,930 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 367,641 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 367,641 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,641 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 7,218,571 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,218,571 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,218,571 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 12 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the “Reporting Persons”) originally filed on August 17, 1998, Amendment No. 1 filed on August 27, 1998, Amendment No. 2 filed on October 8, 2001, Amendment No. 3 filed on May 14, 2002, Amendment No. 4 filed on June 3, 2002, Amendment No. 5 filed on August 6, 2002, Amendment No. 6 filed on April 30, 2003, Amendment No. 7 filed on June 11, 2003, Amendment No. 8 filed on July 2, 2003, Amendment No. 9 filed on July 11, 2003, Amendment No. 10 filed on November 12, 2003, and Amendment No. 11 filed on March 3, 2004 with respect to the shares of common stock, par value $.01 per share (the “Common Stock”), of Rent-A-Center, Inc. (“Rent-A-Center” or the “Issuer”).

Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

The Reporting Persons beneficially own two shares of Series C Preferred Stock.  Each share of Series C Preferred Stock is convertible into approximately 90 shares of Common Stock for an aggregate of 180 shares of Common Stock.  Assuming the conversion of all of the shares of Series C Preferred Stock beneficially owned by the Reporting Persons as of the date hereof and the sale of the shares of Common Stock as reported in Item 5(c), the Reporting Persons would beneficially own an aggregate of 7,218,571 shares of Common Stock, which would represent approximately 9.5% of the outstanding Common Stock of the Issuer.  Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

(a) See the information contained on the cover pages to this Amendment No. 12 to Schedule 13D which is incorporated herein by reference.
(b) See the information contained on the cover pages to this Amendment No. 12 to Schedule 13D which is incorporated herein by reference.

(c)           On November 19, 2004, AIFIV and Overseas IV sold an aggregate of 2,100,000 shares of Common Stock at a price of $25.15 per share in a block sale.  There have been no other reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 12 to Schedule 13D.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On August 13, 2004, AIFIV and Overseas IV (collectively, “Apollo”), the Issuer, Mark E. Speese and certain other persons entered into the Fifth Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. (the “Agreement”).  The Agreement, which amends and restates the Stockholders Agreement, as amended and restated to date, among these parties, provides that Apollo has the right to designate two persons to be nominated to the Issuer’s Board of Directors, subject to reduction in the event Apollo reduces its ownership of the Common Stock below certain thresholds.  The Agreement also contains provisions requiring Apollo’s approval to effect certain transactions involving the Issuer, including, among other things, repurchasing shares of the Common Stock, declaring or paying any dividend on its Common Stock, selling all or substantially all of the Company’s assets and entering into any merger or consolidation or other business combination.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:

Fifth Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. dated as of August 13, 2004, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc. and the other parties identified therein (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-3, File No. 333-116684, as amended on September 21, 2004).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	November 19, 2004	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 19, 2004	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	November 19, 2004	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President